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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

JDA SOFTWARE GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

46612K108

(Cusip Number)

Stacey Giamalis, Esq.
QRS Corporation
1400 Marina Way South
Richmond, California 94804
(510) 215-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 17, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46612K10			Page 2 of 12

1.	Name of Reporting Person: QRS Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 3,649,414 (1)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,649,414 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Approximately 11.0%(2)

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 46612K10	13D	Page 3 of 12 Pages

(1)	3,649,414 shares of JDA Software Group, Inc. (“JDA”) are subject to the Voting Agreements between QRS Corporation (“QRS”) and certain stockholders of JDA, as described in Items 3 and 4 below. All of such shares are either outstanding on the date hereof or are issuable upon the exercise of outstanding options which are exercisable within 60 days of June 17, 2004. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by QRS that it is the beneficial owner of any of the Common Stock of JDA referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), or for any purpose, and such beneficial ownership is expressly disclaimed.

(2)	Based upon 33,264,128 shares of Issuer Common Stock, constituting 29,473,420 shares of Issuer Common Stock outstanding as of June 17, 2004 (as represented by the Issuer in the Merger Agreement described in Items 3 and 4 below), and including the issuance of approximately 3,790,708 shares of Issuer Common Stock upon the exercise of outstanding options which are exercisable within 60 days of June 17, 2004.

CUSIP No. 46612K10	13D	Page 4 of 12 Pages

Item 1. Security and Issuer

     This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Issuer Common Stock”), of JDA Software Group, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 14400 North 87th Street, Scottsdale, Arizona, 85260.

Item 2. Identity and Background

     (a) The name of the person filing this statement is QRS Corporation, a Delaware corporation (“QRS”).

     (b) The address of the principal office and principal business of QRS is 1400 Marina Way South, Richmond, California 94804.

     (c) QRS is a technology company that serves the retail trading community with collaborative commerce solutions. QRS manages the flow of critical commerce information between companies and leverages its retail technology expertise to address fundamental industry challenges such as global data synchronization, compliance mandates, transaction outsourcing and product information management. QRS’s solutions help customers expand into new markets and channels, improve operational efficiency and differentiate their brand.

     Set forth in Schedule A hereto is (i) the name of each of the executive officers and directors of QRS, (ii) the residence or business address of each of the executive officers and directors of QRS, (iii) present principal occupation or employment, if any, of each of the executive officers and directors of QRS, and the name, principal business and address of any corporation or other organization in which such employment is conducted, in each case as of the date hereof. The address of the executive offices of QRS is the same address as the address of QRS’s principal business.

     (d) During the past five years, neither QRS nor, to QRS’s knowledge, any person named in Schedule A to this statement on Schedule 13D (“Statement”), has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither QRS nor, to QRS’s knowledge, any person named in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

     (f) To the knowledge of QRS, the citizenship of each of the individuals set forth on Schedule A hereto is listed therein.

Item 3. Source and Amount of Funds or Other Consideration

CUSIP No. 46612K10	13D	Page 5 of 12 Pages

     As a condition and an inducement to QRS’s willingness to enter into the Merger Agreement (as described in Item 4 below) certain stockholders of the Issuer (collectively, the “Signatories”) have entered into individual voting agreements, each dated as of June 17, 2004 (collectively, the “Voting Agreements”), with QRS whereby such Signatories have agreed to vote or give written consent with respect to their shares of Issuer Common Stock, or, using their best efforts, and to the full extent legally permitted, cause the holder of record to vote or give written consent with respect to their shares of Issuer Common Stock, (i) in favor of adoption of the Merger Agreement and the transactions contemplated thereby as described in Item 4 below, (ii) against approval of any proposal made in opposition to or competition with consummation of the Merger, as described in Item 4 below, and the Merger Agreement, (iii) against any other action that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement, (iv) against any proposal that is intended to, or is reasonably likely to, result in a breach by Issuer of the Merger Agreement; and (v) against any dissolution, liquidation or winding up of Issuer. No funds were used and no funds are to be used by QRS in entering into the Voting Agreements and in acquiring the proxies thereunder. The Voting Agreements and proxies were acquired by QRS as part of the agreements as described in Item 4 below.

Item 4. Purpose of Transaction

(a) – (b). Pursuant to an Agreement and Plan of Merger dated as of June 17, 2004 (the “Merger Agreement”), among the Issuer, QRS Corporation (the reporting person in this Schedule 13D) and CVP2 Corp., a Delaware corporation and wholly owned subsidiary of Issuer (“Merger Sub”), and subject to conditions set forth therein, Merger Sub will be merged with and into QRS and each issued and outstanding share of common stock of QRS will be converted into the right to receive 0.50 of a share of common stock of the Issuer (the “Merger”). The Merger is subject to the approval and adoption of the Merger Agreement, the approval of the Merger by the stockholders of both the Issuer and QRS and the satisfaction or waiver of certain other conditions, as more fully described in the Merger Agreement. In connection with the Merger, the Issuer will also assume warrants to purchase common stock of QRS issued to Peter Johnson and Garth Saloner, respectively, and each such warrant will be deemed to constitute a warrant to acquire, on the same terms and conditions as were applicable in the respective warrants immediately prior to the Merger, the same number of shares of Issuer Common Stock as each holder of such respective warrant would have been entitled to receive pursuant to the Merger had such holder exercised his respective warrant in full immediately prior to the Merger. The foregoing summary of the Merger is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 1 to this statement on Schedule 13D, and incorporated herein in its entirety by reference.

     Pursuant to the Voting Agreements, each of the Signatories have irrevocably appointed the directors of QRS as their lawful attorneys and proxies. The proxies give the directors of QRS a limited right to vote each of the shares of Issuer capital stock beneficially owned by the Signatories (the “Shares”). Subject to certain limited exceptions, the Signatories are prohibited from transferring any of the Shares and from making any offer or agreement relating thereto at any time prior to the expiration of the Voting Agreements. The Signatories and the number of

CUSIP No. 46612K10	13D	Page 6 of 12 Pages

shares beneficially owned by each of them is set forth in Schedule B hereto which is incorporated herein by reference. The foregoing summary of the Voting Agreements is qualified in its entirety by reference to the form of Voting Agreement included as Exhibit 2 to this Statement and incorporated herein in its entirety by reference.

     In exercising their right to vote the Shares as lawful attorneys and proxies of the Signatories, the directors of QRS will be limited, at every Issuer stockholders’ meeting and every adjournment thereof, and on every written consent of Issuer’s stockholders, to vote the Shares, (i) in favor of adoption of the Merger Agreement and the transactions contemplated thereby as described in this Item 4, (ii) against approval of any proposal made in opposition to or competition with consummation of the Merger, as described in this Item 4, and the Merger Agreement, (iii) against any other action that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement, (iv) against any proposal that is intended to, or is reasonably likely to, result in a breach by Issuer of the Merger Agreement; and (v) against any dissolution, liquidation or winding up of Issuer. The Signatories may vote the Shares on all other matters. The Voting Agreements terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) such date and time as the Merger Agreement shall have been terminated pursuant to the terms of the Merger Agreement.

(c) Not applicable

(d) Not applicable

(e) As a result of the Merger described in Item 4(a) – (b) above, each issued and outstanding share of common stock of QRS will be converted into the right to receive 0.50 of a share of Issuer Common Stock.

(f) Not applicable

(g) Not applicable

(h) Not applicable

(i) Not applicable

(j) To QRS’s knowledge, other than described above, none.

Item 5. Interest in Securities of the Issuer

(a) – (b) As a result of the Voting Agreements, QRS may be deemed to be the beneficial owner of at least 3,649,414 shares of Issuer Common Stock. Such shares constitute approximately 11.0% of the outstanding shares of Issuer Common Stock, based on the capitalization of the Issuer as of June 17, 2004 as represented to QRS by the Issuer in the Merger Agreement and

CUSIP No. 46612K10	13D	Page 7 of 12 Pages

assuming the issuance of approximately 3,790,708 shares of Issuer Common Stock upon the exercise of outstanding options which are exercisable within 60 days of June 17, 2004.

     QRS has the power to vote up to the 3,649,414 shares of Issuer Common Stock for the limited purposes described above under the Voting Agreements. QRS does not have the power to dispose or to direct the disposition of any such shares of Issuer Common Stock pursuant to the Voting Agreements. Other than the limited voting rights described in Items 3 and 4 above, QRS (i) is not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Voting Agreements and (ii) disclaims any beneficial ownership of the shares of Issuer Common Stock which are covered by the Voting Agreements.

     To QRS’s knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A.

(c) Neither QRS nor, to QRS’s knowledge, any person named in Schedule A, has effected any transaction in the Issuer Common Stock during the past 60 days.

(d) To the knowledge of QRS, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class of securities reported on this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Other than the Merger Agreement, the Voting Agreements or as described in the Merger Agreement, to the knowledge of QRS, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 and between such person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

     The following documents are filed as exhibits:

     1. Agreement and Plan of Merger, dated as of June 17, 2004, by and among JDA Software Group, Inc., CVP2 Corp. and QRS Corporation.

     2. Form of Voting Agreement, made and entered into as of June 17, 2004 between QRS Corporation and certain stockholders of JDA Software Group, Inc.

CUSIP No. 46612K10	13D	Page 8 of 12 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2004
QRS Corporation
/s/ Elizabeth A. Fetter
Elizabeth A. Fetter/President
and Chief Executive Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)

CUSIP No. 46612K10	13D	Page 9 of 12 Pages

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF
QRS CORPORATION

Executive Officers and Employee Directors of QRS Corporation:

Name	Occupation	Business Address	Citizenship
Elizabeth A. Fetter	Director, President and Chief Executive Officer	QRS Corporation 1400 Marina Way South Richmond, California 94804	United States
David Cooper	Chief Financial Officer	QRS Corporation 1400 Marina Way South Richmond, California 94804	United States
James Rowley	Senior Vice President and Chief Technology Officer	QRS Corporation 1400 Marina Way South Richmond, California 94804	United States
Ray Rike	Senior Vice President of Worldwide Sales	QRS Corporation 1400 Marina Way South Richmond, California 94804	United States

Outside Directors:

Name	Occupation	Residence or Business Address	Citizenship
Charles K. Crovitz	n/a	Orinda, CA	United States
John P. Dougall	n/a	Sydney, Australia	Australia
Patrick S. Jones	n/a	Carmel, CA	United States
Garth Saloner, Ph.D.	Professor	Stanford Graduate School of Business 518 Memorial Way Stanford University Stanford, CA 94305-5015	United States
Jeremiah J. Sullivan	n/a	San Francisco, CA	United States
Terry R. Peets	Advisor	J.P. Morgan Partners Balboa Island, CA	United States

CUSIP No. 46612K10	13D	Page 10 of 12 Pages

Schedule B

Signatory	Shares Beneficially Owned
Armstrong, James D.	2,043,134(1)
Brewer, Hamish	488,029.5 (2)
Charness, Peter J.	158,148 (3)
Hines, Scott D.	124,357.5 (4)
King, David	—
Magnuson, Kristen L.	373,750 (5)
Moore, Christopher J.	62,372 (6)
Tidmarsh, David J.	142,798 (7)
Usie, Wayne	113,629 (8)
Gullard, J Michael	18,000 (9)
Keiper, William C.	39,266 (10)
Marlin, Douglas	54,950 (11)
Patton, Jock	30,980 (12)

(1)	Includes 1,271,834 shares of Issuer Common Stock and 771,300 shares of Issuer Common Stock issuable upon the exercise of options to purchase Issuer Common Stock which are exercisable within 60 days of June 17, 2004.

(2)	Includes 12,203 shares of Issuer Common Stock and 475,826.5 shares of Issuer Common Stock issuable upon the exercise of options to purchase Issuer Common Stock which are exercisable within 60 days of June 17, 2004.

(3)	Includes 9,820 shares of Issuer Common Stock and 148,328 shares of Issuer Common Stock issuable upon the exercise of options to purchase Issuer Common Stock which are exercisable within 60 days of June 17, 2004.

(4)	Includes 1,145 shares of Issuer Common Stock and 123,212.5 shares of Issuer Common Stock issuable upon the exercise of options to purchase Issuer Common Stock which are exercisable within 60 days of June 17, 2004.

(5)	Includes 27,092 shares of Issuer Common Stock and 346,658 shares of Issuer Common Stock issuable upon the exercise of options to purchase Issuer Common Stock which are exercisable within 60 days of June 17, 2004.

(6)	Includes 4,721 shares of Issuer Common Stock and 57,651 shares of Issuer Common Stock issuable upon the exercise of options to purchase Issuer Common Stock which are exercisable within 60 days of June 17, 2004.

CUSIP No. 46612K10	13D	Page 11 of 12 Pages

(7)	Includes 468 shares of Issuer Common Stock and 142,330 shares of Issuer Common Stock issuable upon the exercise of options to purchase Issuer Common Stock which are exercisable within 60 days of June 17, 2004.

(8)	Includes 380 shares of Issuer Common Stock and 113,249 shares of Issuer Common Stock issuable upon the exercise of options to purchase Issuer Common Stock which are exercisable within 60 days of June 17, 2004.

(9)	Includes 5,000 shares of Issuer Common Stock and 13,000 shares of Issuer Common Stock issuable upon the exercise of options to purchase Issuer Common Stock which are exercisable within 60 days of June 17, 2004.

(10)	Includes 1,516 shares of Issuer Common Stock and 37,750 shares of Issuer Common Stock issuable upon the exercise of options to purchase Issuer Common Stock which are exercisable within 60 days of June 17, 2004.

(11)	Includes 35,200 shares of Issuer Common Stock and 19,750 shares of Issuer Common Stock issuable upon the exercise of options to purchase Issuer Common Stock which are exercisable within 60 days of June 17, 2004.

(12)	Includes 6,000 shares of Issuer Common Stock and 24,980 shares of Issuer Common Stock issuable upon the exercise of options to purchase Issuer Common Stock which are exercisable within 60 days of June 17, 2004.

CUSIP No. 46612K10	13D	Page 12 of 12 Pages

Exhibit Index

Exhibit Number	Description of Document
1	Agreement and Plan of Merger, dated as of June 17, 2004, by and among JDA Software Group, Inc., CVP2 Corp. and QRS Corporation.
2	Form of Voting Agreement, made and entered into as of June 17, 2004 between QRS Corporation and certain stockholders of JDA Software Group, Inc.